EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands)
Income (loss) before provision for income taxes	$(82,848)	$(48,547)	$7,556	$107,404	$(312,290)
Fixed charges	17,131	11,793	11,937	7,684	1,657
Total earnings and fixed charges	$(65,717)	$(36,754)	$19,493	$115,088	$(310,633)
Fixed charges	17,131	11,793	11,937	7,684	1,657
Ratio of earnings to fixed charges(1)(2)	NM	NM	1.6	15.0	NM

(1)

The ratio of earnings to fixed charges is computed by dividing income (loss) before provision for income taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense (including interest expense from capital leases) and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases. Earnings were insufficient to cover fixed charges by $82.8 million, $48.5 million and $312.3 million for the years ended December 31, 2013, 2014 and 2017 respectively.

(2)	NM—Not meaningful.